July 2, 2013

Cecilia Blye

Chief Office of Global Security Risk

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

RE:	Navios Maritime Acquisition Corporation
Form 20-F for the year ended December 31, 2012
Filed March 25, 2013
File No. 1-34104

Dear Ms. Blye,

As outside counsel to, and on behalf of, Navios Maritime Acquisition Corporation (the “Company”), we respond as follows to the Staff’s legal comments dated June 17, 2013 relating to the above-captioned Annual Report on Form 20-F (the “Annual Report”) of the Company. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided our response to it immediately thereafter.

Risk Factors, page 3

Our international activities increase the compliance risks associated with economic and trade sanctions…, page 16

1. Please tell us about any contacts with Syria since your letters to us dated December 17, 2010 and January 4, 2011. We note a Rule 424(b)(3) prospectus filed on August 24, 2011 which states that your tankers have called on ports in Iran and Syria. As you know, Syria is designated by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, whether through subsidiaries, affiliates, charterers, or other direct or indirect arrangements. We note also your disclosure about DOSCO and COSCO, and that COSCO Container Lines’ website provides contact information for Syria. Your response should describe any products or services you have provided to Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the government of Syria or entities controlled by the government.

Response:

Since the Company’s letters to the Staff dated December 17, 2010 and January 4, 2011, the Company, to its knowledge, has had only one vessel make one port call in Syria. The vessel, the MT Colin Jacob, chartered to a third party at the time, transported cargo consisting of fuel oil to a port in Syria where she remained from June 24, 2011 through June 29, 2011. The recipient of the cargo was Banias Refinery Company. At the time of the port call, U.S. economic sanctions against Syria did not prohibit the

July 2, 2013

transportation, exportation or supply of fuel oil to customers in Syria. The U.S. sanctions against Syria which prohibit such activity by U.S. persons became effective on August 18, 2011. See, Executive Order 13582. The U.S. sanctions against Syria in force prior to August 18, 2011 only blocked the property of and prohibited transactions with certain persons in Syria that appeared on the List of Blocked Persons and SDNs published by the U.S. Treasury’s Office of Foreign Assets Control (“OFAC”) (e.g., certain government officials, certain individuals engaged in corruption, certain persons abusing human rights). At the time of the port call, Banias Refinery Company was not on OFAC’s List of Blocked Persons and SDNs. It is not on this list today. The amount of Company revenues attributable to the port call in Syria was approximately $102,000. The Company did not make any payment to Syrian entities for port charges and other fees.

None of the Company’s vessels under charter to Dosco have ever called Syria. The Company and its subsidiaries do not provide, and do not anticipate providing, goods, fees or services to Syria. Since its inception, neither the Company nor any of its subsidiaries have entered into any agreements, commercial arrangements, or other contracts or had direct or indirect contacts with the government of Syria, or entities owned or controlled by the government of Syria, nor, to the Company’s knowledge, have its vessels traded in or with Syria, except the one port call discussed above, which was permitted under applicable law at the time of such port call. Additionally, the Company is mindful of U.S. as well as EU economic sanctions with respect to Syria and is committed to complying with the prohibitions of such sanctions.

2. Please discuss the materiality of any contacts with Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

Response:

Based on the revenue figures provided in our response above to Comment 1, the Company believes that the one-time limited past activity of its charterer involving Syria is immaterial to the Company and its subsidiaries on a quantitative basis. The same is true from a qualitative perspective. As stated previously, the Company and its subsidiaries do not currently provide, and do not anticipate providing, goods, fees or services to Syria. Additionally, the Company and its subsidiaries do not have, and do not anticipate having, agreements, arrangements or other contacts with the governments or entities owned or controlled by the governments of Syria. The Company and its subsidiaries have not engaged in any operations involving contact with Syria since the one port call described above in 2011 and, consistent with current Company policy, do not intend to do so for the foreseeable future. The management of the Company has adopted a policy prohibiting the entry into new business relationships involving any countries that the

July 2, 2013

United States has designated as state sponsors of terrorism, including Syria, and it also currently requires that the following clause or a clause to a similar effect be included in all of its charters with respect to voyages that may be undertaken by the vessels owned or chartered-out by the Company:

“Always excluding all unlawful trade, war and war risk area, and all trade with all countries and/or persons (individuals and entities) under or subject to United States, European Union, and/or United Nations embargo, boycott, economic sanctions or other restrictions, whenever enacted and in force.”

In light of the scope of the Company’s overall operations, compared to the charterer’s one-time, isolated limited activity involving Syria, and based on the qualitative factors set forth above, the Company continues to believe that a reasonable investor would not view the Company’s limited activity involving Syria as having a material impact upon the Company’s reputation, and such activity should not be reasonably construed as the Company doing business with Syria or as the Company having ties to Syria within the context of specific legislation adopted by various states permitting divestment of state pension assets from companies that do business or have ties with countries identified as state sponsors of terrorism. In addition, the nature and value of the historical single contact by a charterer described above does not appear to meet the criteria for the imposition of penalties or sanctions against the Company. Accordingly, the Company believes that its limited prior activity involving Syria, and its lack of anticipated future activities involving Syria, do not, and will not, constitute a material investment risk for its security holders.

3. We note a 2012 news article reporting that your vessel Shinyo Kieran was scheduled to load Iranian crude from Iran’s oil loading terminal on Kharg Island on May 10, 2012. Please describe this transaction to us, including the nature and extent of your dealings with the government of Iran or affiliates of the government of Iran. Your response should discuss the payment of any port or other fees.

The Company’s vessel, Shinyo Kieran, has been chartered to Dalian Ocean Shipping Co. since June 2011. The vessel’s port call to Iran occurred from May 7, 2012 through May 11, 2012, and the cargo consisted of crude oil. The recipient of the cargo was China International United Petroleum & Chemicals CO., LTD.

Neither the Company, nor, to the knowledge of the Company, the charterer, had any contact or dealings with the government of Iran or affiliates of the government of Iran in connection with this port call other than receiving cargo owned by NIOC, National Iranian Oil Company, the shippers of the cargo. The amount of Company revenues attributable to the port call in Iran was approximately $243,853. The Company did not make any payment to Iranian entities for port charges and other fees.

In addition, the lifting or transportation of crude oil from Iran by non-U.S. persons such as the Company or its vessels did not constitute sanctionable activity under U.S. Iran sanctions law designed to deter non-U.S. persons from certain dealings with Iran.

Although NIOC was an entity whose name appeared on OFAC’s List of Blocked Persons and SDNs during the relevant time, the purchase and lifting of crude oil shipped by that entity, did not constitute sanctionable or prohibited activity by the Company as a non-US person, and as such, this did not have any legal compliance consequence for the Company as a non-U.S. person and to the Company’s transactions, which had no U.S. nexus.

July 2, 2013

Effective July 31, 2012, U.S. Iran sanctions law requires the imposition of sanctions against any person who knowingly, on or after July 31, 2012, engages in a significant transaction for the purchase or acquisition of petroleum or petroleum products from Iran. See, Executive Order 13622. To the extent that this provision is even applicable, the Shinyo Kieran’s port call by the charterer in Iran was prior to that date.

Response:

4. We note your disclosure that DOSCO is your largest customer. We note also that, in addition to contacts with Syria, COSCO’s website lists contact information for Iran. Finally, we note recent negative publicity and news articles reporting that COSCO and its affiliates ship Iranian crude. Please discuss for us the potential for reputational harm from your significant relationship with DOSCO and COSCO, as a result of their contacts with Syria and Iran.

Response:

The Company does not believe that it is exposed to reputational harm from its significant relationships with DOSCO and COSCO, primarily due to the fact that the activities of DOSCO and COSCO related to Syria and Iran involving vessels that have been chartered from the Company are activities that, to the Company’s knowledge, were permitted under all applicable laws and did not constitute sanctionable activity under U.S., European Union or U.N. sanctions laws.

Furthermore, please be advised that countries that have significantly reduced their volume of crude oil purchases from Iran enjoy waivers from U.S. sanctions pursuant to Section 1245(d)(1) of the National Defense Authorization Act (NDAA) for Fiscal Year 2012. China is one of the countries that have been granted Iran oil sanctions waivers and it has continued to receive such U.S. sanctions waivers. Transportation activities incidental to oil imports from Iran for which waivers have been granted do not constitute sanctionable activity under U.S. Iran sanctions laws. See: http://www.rferl.org/content/iran-oil-sanctions-exempt-us-china-india-turkey/25008550.html (also enclosed). Whilst these waivers have been granted to China as a country and not to specific Chinese Companies, nevertheless the Company is advised that Chinese Companies benefit from this waiver in the course of their business.

In addition and more importantly, the Company believes its exposure to reputational harm is further reduced because of its internal policies with respect to Iran and Syria, and in light of the steps that the Company has taken to ensure that its vessels engage in lawful trade and in trade that does not constitute sanctionable activity. Further, Owners of the Company’s vessels, since May 2012, when the EU Sanctions against Iran were introduced, have been advised that they are entitled to refuse such voyage orders, as permitting such voyages would put Owners in breach of the EU sanctions and would render such voyages non-insurable.

July 2, 2013

The Company also believes that its exposure to reputational harm is minimized by the fact that revenues attributable to activities of its charterers, including DOSCO and COSCO, with Iran and Syria have been de minimis and indirect in terms of revenue whilst it is anticipated to be reduced to zero. During 2011 and 2012, the amount of Company revenues for vessels that had port calls in Syria (approximately 6 days of call at Banias Refinery) was approximately $102,000. During 2011, the amount of Company revenues for vessels that had port calls in Iran (approximately 28 days of port calls) was approximately $1,151,975. During 2012, the amount of Company revenues for vessels that had port calls in Iran (approximately 15 days of port calls) was approximately $680,244. Since July 2012 the Company’s vessels performed no voyages at all involving calls to Iran or Syria.

Notwithstanding the above, there can be no complete assurance that the Company will not at any future time be requested to perform voyages which, if so performed, would not be in compliance with applicable sanctions and embargo laws and regulations imposed by the U.S., European Union, UN and any other relevant jurisdictions. While the Company is committed to a high degree of compliance, there is a risk, albeit low, that the Company, by reason of future events, is prevented from rejecting such future commitments. In addition, there can be no assurance that DOSCO, COSCO or any of the other charterers of the Company’s vessels will not independently violate the same laws and regulations. To address this residual risk, the Annual Report provides qualitative risk factor disclosure in respect of the potentially adverse impact that the Company’s infrequent port calls in the sanctioned countries or any violations of the applicable legal requirements on the part of the Company or its charterers might have on the Company’s reputation, business or results of operation.

Attached as Exhibit A to this letter are the representations from the Company requested by the Staff.

Please call the undersigned at (212) 908-3946 with any comments or questions regarding the Annual Report, this letter or related matters and please send a copy of any written comments to the undersigned.

Very truly yours,

/s/ Todd E. Mason
Todd E. Mason

Exhibit A

SECRETARY’S CERTIFICATE

July 2, 2013

I, Vasiliki Papaefthymiou, duly appointed secretary of Navios Maritime Acquisition Corporation (the “Company”), pursuant to the Staff’s request in its letter dated June 17, 2013, acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has made and signed this Certificate on the date set forth above.

/s/ Vasiliki Papaefthymiou
Vasiliki Papaefthymiou